UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Memsic, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

586264103

(CUSIP Number)

Seligman Spectrum Focus (Master) Fund

P.O. Box 309

Ugland House, South Church Street

George Town, Grand Cayman KY1-1104, Cayman Islands

Telephone: (212) 850-1864

with copies to:

Michael J. Kennedy, Esq.

Steve L. Camahort, Esq.

Shearman & Sterling LLP

525 Market Street

San Francisco, CA 94105

Telephone: (415) 616-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 586264103

1.	Names of Reporting Persons. Ameriprise Financial, Inc. I.R.S. Identification Nos. of above persons (entities only) 13-3180631
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,556,944
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,556,944
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,556,944
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.83%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 586264103

1.	Names of Reporting Persons. Columbia Management Investment Advisers, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,556,944
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,556,944
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,556,944
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.83%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No.  586264103

1.	Names of Reporting Persons Seligman Spectrum Focus (Master) Fund I.R.S. Identification Nos. of above persons (entities only) 98-0498128
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,174,535
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,174,535
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,174,535
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.24%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 4 to Schedule 13D is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Ameriprise Financial, Inc., a Delaware corporation (“AFI”), (2) Columbia Management Investment Advisers, LLC, a Minnesota limited liability company (formerly known as RiverSource Investments, LLC, “CMIA”), and (3) Seligman Spectrum Focus (Master) Fund, an exempted company incorporated in the Cayman Islands (“Focus Fund”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3.	Source Amount of Funds or Other Consideration

The shares of Common Stock purchased by the Reporting Persons which are reported in Item 5(c) herein were purchased with approximately $679,649.80 of working capital, excluding commissions, in open market and private purchases.

Item 4.	Purpose of Transaction

Focus Fund acquired the shares of Common Stock beneficially owned by it for investment purposes. Focus Fund expects to continually monitor and re-evaluate its investments in the shares of Common Stock.

From time to time, representatives of Focus Fund have contacted members of the Issuer’s management and board of directors in order to communicate the views of Focus Fund as to how best to maximize shareholder value. Representatives of Focus Fund intend to continue to engage in discussions with the Issuer regarding recommendations to enhance shareholder value, including making recommendations about possible strategic combinations that would, in the opinion of the Focus Fund’s investment adviser, benefit the Issuer’s shareholders.

No Reporting Person has any present plan or proposal which would relate to or result in any matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons reserve the right to acquire additional securities of Issuer, to dispose of such securities of Issuer at any time, or to formulate other purposes, plans or proposals regarding the Issuer or the securities of the Issuer, to the extent deemed advisable in light of their general investment polices, market conditions or other factors.

Item 5.	Interest in Securities of the Issuer

(a-b) The following disclosure assumes there are 23,983,813 shares of Common Stock outstanding, which the Issuer represented to be the number of shares of Common Stock outstanding as of November 11, 2011 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2011.

As of December 13, 2011, Focus Fund beneficially owned 3,174,535 shares of Common Stock, which constitutes approximately 13.24% of the shares of Common Stock outstanding.

As of December 13, 2011, CMIA and AFI do not directly own any shares of Common Stock of the Issuer. As the investment adviser of Focus Fund and various other unregistered and registered investment companies and other managed accounts, as of December 13, 2011, CMIA may be deemed to beneficially own 3,556,944 shares of Common Stock held by Focus Fund and three other clients of CMIA, which constitutes approximately 14.83% of the shares of Common Stock outstanding. To the knowledge of the Reporting Persons, as of December 13, 2011, only three other clients of CMIA besides Focus Fund beneficially owned shares of Common Stock and only Focus Fund beneficially owned more than 5% of the shares of Common Stock outstanding.

As the sole owner and parent company of CMIA, as of December 13, 2011, AFI may be deemed to beneficially own 3,556,944 shares of Common Stock, which constitutes approximately 14.83% of the shares of Common Stock outstanding.

Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any shares of Common Stock.

(c) Schedule A annexed hereto lists all transactions in the shares of Common Stock during the past 60 days by the Reporting Persons.

(d) To the knowledge of the Reporting Persons, no other persons besides the stockholders and those persons for whose shares of Common Stock the stockholders report beneficial ownership have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein; provided, however, that three CMIA clients (each not a Reporting Person hereunder) owning collectively 382,409 shares of Common Stock of the Issuer have the right to receive any dividends paid by the Issuer and each could terminate their respective investment advisory relationship with CMIA and then subsequently direct the use of proceeds from the sale of the Common Stock owned by such client.

(e) Not applicable.

Except as set forth above, to the knowledge of the Reporting Persons, none of the other persons listed in Item 2 above has beneficial ownership of any shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2011	Seligman Spectrum Focus (Master) Fund

	By:	/s/ Eric Brandt
Name: Eric Brandt
Title: Authorized Person

Ameriprise Financial, Inc.

	By:	/s/ Wade M. Voigt
Name: Wade M. Voigt
Title: Director – Fund Administration

Columbia Management Investment Advisers, LLC

	By:	/s/ Eric Brandt
Name: Eric Brandt
Title: Vice President and Assistant Secretary

Schedule A

Transactions in the Shares During the Past 60 days

For the Account of	Shares of Common Stock Purchased/(Sold)	Price Per Share ($U.S.)	Date of Purchase/(Sale)
Client 1	100	2.1500	10/13/2011
Focus Fund	1200	2.1500	10/13/2011
Client 2	200	2.9000	11/08/2011
Client 1	100	2.9000	11/08/2011
Focus Fund	1800	2.9000	11/08/2011
Client 3	6100	2.9983	11/11/2011
Client 2	2600	2.8967	11/25/2011
Client 1	2800	2.8967	11/25/2011
Focus Fund	8100	2.8967	11/25/2011
Client 1	600	2.9000	11/28/2011
Focus Fund	8200	2.9000	11/28/2011
Client 1	1200	2.8735	11/28/2011
Focus Fund	12500	2.8735	11/28/2011
Client 1	500	2.9000	11/29/2011
Focus Fund	6400	2.9000	11/29/2011
Client 1	-2700	2.8307	12/01/2011
Client 1	-10000	2.6792	12/02/2011
Client 1	-3430	2.6239	12/05/2011
Client 1	-3800	2.6255	12/06/2011
Client 1	-450	2.6524	12/07/2011
Client 1	-1100	2.6036	12/08/2011
Client 1	-197750	2.6000	12/09/2011
Focus Fund	197750	2.6000	12/09/2011
Client 1	-1700	2.5824	12/09/2011
Focus Fund	2400	2.6536	12/12/2011
Focus Fund	2900	2.7428	12/13/2011